                                               Filed pursuant to Rule 424(b)(4)
                                                         SEC File No. 333-92398

Prospectus

                                  $75,000,000

                                    [LOGO]

                            BLACK HILLS POWER, INC.
                   (a subsidiary of Black Hills Corporation)

                First Mortgage Bonds, 7.23% Series AE Due 2032

                               -----------------

   We will pay interest on the bonds semiannually on February 15 and August 15 of each year, beginning on February 15, 2003. We may redeem the bonds at our option in whole at any time or in part from time to time at the redemption price described under "Description of the Bonds and Mortgage."

                                              Per Bond    Total
                                              -------- -----------
             Price to public.................   100.0% $75,000,000
             Underwriting discount...........   0.875% $   656,250
             Proceeds to us (before expenses)  99.125% $74,343,750

                               -----------------

   Investing in the bonds involves risks. See "Risk Factors" beginning on page
9.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   Interest on the bonds will accrue from August 13, 2002. The underwriter expects to deliver the bonds to purchasers through the facilities of the Depository Trust Company on or about August 13, 2002.

                               -----------------

                             ABN AMRO Incorporated

                               -----------------

                The date of this prospectus is August 8, 2002.

   You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                               -----------------


                               TABLE OF CONTENTS


                                    Page                                       Page
                                    ----                                       ----

About This Prospectus..............  2   Selected Consolidated Financial Data.  16

Where You Can Find More Information  2   Use of Proceeds......................  19

Forward-Looking Statements.........  4   Description of the Bonds and Mortgage  20

Summary............................  6   Underwriting.........................  28

Risk Factors.......................  9   Legal Opinions.......................  29

Black Hills Power, Inc.............  13  Experts..............................  29

Capitalization.....................  15


                               -----------------


                             ABOUT THIS PROSPECTUS

   This prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the "registration statement") that we have filed with the SEC under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the securities offered by this prospectus. Statements contained in this prospectus concerning the provisions of documents are not necessarily complete, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. You should read this prospectus together with any additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement of which this prospectus constitutes a part and the reports and other information we file with the SEC at the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The same information will be available for inspection and copying at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a Web site which provides online access to reports, proxy and information statements and other information regarding companies that file electronically with the SEC at the address http://www.sec.gov.

   The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means we can disclose important business and financial information about us to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below that we have previously filed with the SEC and any future filings we make with the SEC after the date of this prospectus under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering made under this prospectus:

  . Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (SEC File No. 1-7978);

  . Our Quarterly Report on Form 10-Q and Amendment No. 1 to our Quarterly Report on Form 10-Q/A, each for the quarter ended March 31, 2002 (SEC File No. 1-7978); and

  .   Our Current Report on Form 8-K dated May 31, 2002 (SEC File No. 1-7978).

   These filings have not been included in or delivered with this prospectus. We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

              Black Hills Power, Inc.
              625 Ninth Street
              Rapid City, South Dakota 57701
              Attention: Investor Relations
              (605) 721-1700

                          FORWARD-LOOKING STATEMENTS

   This prospectus and the documents to which we refer you include "forward-looking statements" as defined by the SEC. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. These statements concern our plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. The words "believe," "plan," "intend," "anticipate," "estimate," "project" and similar expressions are also intended to identify forward-looking statements. These forward-looking statements include, among others, such things as:

  .   expansion and growth of our business and operations;

  .   future financial performance;

  .   future acquisition and development of power plants; and

  .   business strategy.

   These forward-looking statements are based on assumptions, which we believe are reasonable based on current expectations and projections about future events and industry conditions and trends affecting our business. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from those contained in the forward-looking statements, including the following:

  .   risk factors discussed in this prospectus;

  .   unanticipated developments in the western power markets, including:

     .   unanticipated governmental intervention;

     .   deterioration in the financial condition of counterparties;

     .   default on amounts due from counterparties;

     .   adverse changes in current or future litigation;

     . adverse changes in the tariffs of the California Independent System Operator;

     .   market disruption; and

     . adverse changes in energy and commodity supply, volume and pricing and interest rates;

  . prevailing governmental policies and regulatory actions with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and other capital investments, and present or prospective wholesale and retail competition;

  . the State of California's efforts to reform its long-term power purchase contracts;

  .   changes in and compliance with environmental and safety laws and policies;

  .   weather conditions;

  .   population growth and demographic patterns;

  .   competition for retail and wholesale customers;

  .   pricing and transportation of commodities;

  .   market demand, including structural market changes;

  .   changes in tax rates or policies or in rates of inflation;

  .   changes in project costs;

  .   unanticipated changes in operating expenses or capital expenditures;

  .   capital market conditions;

  .   technological advances by competitors;

  .   competition for new energy development opportunities;

  . legal and administrative proceedings that influence our business and profitability;

  . the effects on our business, including the availability of insurance, resulting from the terrorist actions on September 11, 2001, or any other terrorist actions or responses to such actions;

  . the effects on our business resulting from the financial difficulties of Enron and other energy companies, including their effects on liquidity in the trading and power industry, and their effects on the capital markets views of the energy or trading industry, and our ability to access the capital markets on the same favorable terms as in the past; and

  . the effects on our business in connection with a lowering of our credit rating (or actions we may take in response to changing credit ratings criteria), including:

     .   increased collateral requirements to execute our business plan;

     .   demands for increased collateral by our current counterparties;

     . refusal by our current or potential counterparties or customers to enter into transactions with us; and

     . our inability to obtain credit or capital in amounts or on terms favorable to us.

                                    SUMMARY

   The following is a summary of the terms of this offering and the bonds offered by this prospectus. For a description of the specific terms of the bonds, see "Description of the Bonds and Mortgage." Unless the context otherwise requires, references in this prospectus to "Black Hills Power," "we," "us" and "our" refer to Black Hills Power, Inc.

                                 The Offering

Bonds Offered............. $75,000,000 in principal amount of First Mortgage
                           Bonds, 7.23% Series AE due 2032

Maturity Date............. August 15, 2032

Interest Rate............. 7.23% per year

Interest Payment Dates.... February 15 and August 15, beginning on
                           February 15, 2003

Ranking and Security...... The bonds will be secured equally and ratably with our other bonds by a first mortgage on substantially
                           all of our property other than:
                           .  the stock and assets of our wholly-owned
                              independent power subsidiary, Black Hills
                              Energy Capital, Inc.; and
                           .  other "excepted property,"
                           and are subject to "permitted encumbrances," each of
                           which are described under "Description of the Bonds
                           and Mortgage." The bonds are not obligations of or
                           guaranteed by our parent company, Black Hills
                           Corporation, or any of its other subsidiaries.

Redemption................ We will have the option to redeem the bonds, in whole or in part, at any time or from time to time,
                           at the redemption price described in "Description of
                           the Bonds and Mortgage--Optional Redemption."

Use of Proceeds........... Approximately $16.7 million for the construction of an "AD-DC-AC Converter Station"; approximately
                           $15.0 million to repay indebtedness under our bridge
                           credit facility; approximately $32.5 million for
                           general capital expenditures in 2002 and 2003; and
                           approximately $2.5 million to satisfy bond maturities
                           for some of our outstanding bonds due in 2003.
                           Remaining proceeds will be used for general
                           corporate purposes. See "Use of Proceeds."

                            Black Hills Power, Inc.

   We are an electric utility serving customers in South Dakota, Wyoming and Montana. Our electric load is served by coal-, oil- and natural gas-fired generating units providing 435 megawatts of generating capacity and by 60 megawatts of capacity under purchased power and capacity contracts. Our independent power unit holds varying interests in gas-fired and hydroelectric independent power plants in California, Colorado, Massachusetts, Nevada and New York.

   For selected financial information and our ratio of earnings to fixed charges, see "Selected Consolidated Financial Data."

Recent Developments

   Earnings for the Second Quarter of 2002. On July 29, 2002 our parent company, Black Hills Corporation, announced its second quarter 2002 financial results, which included the results for Black Hills Power. Consolidated earnings from continuing operations for Black Hills Power for the second quarter of 2002 were $9.1 million, compared to $20.0 million for the second quarter of 2001; for the six months ended June 30, 2002, consolidated earnings from continuing operations for Black Hills Power were $21.1 million compared to $36.2 million for the same period in 2001.

   Earnings decreased primarily due to a substantial decline in revenue from off-system sales for our electric utility business group, which resulted primarily from a substantial decrease in the price of electricity. For the electric utility, the average price per megawatthour for off-system sales for the three- and six-month periods ended June 30, 2002 was approximately 68% and 75% less than the average price for the comparable periods in 2001. In addition, there was a 28% and 32% decline in off-system electricity megawatthour sales for the three-month and six-month periods, respectively. Firm residential and contracted electricity sales increased, but were offset by a decline in industrial sales due to the closing of the Homestake Gold Mine at year-end 2001. Revenue declines were partially offset by lower fuel and purchased power costs.

   The following table provides certain operating statistics for our electric utility:

                                     Three months ended Six months ended
                                        June 30,           June 30,
                                     ------------------ ---------------
                                      2001      2002     2001     2002
                                      -------  -------  -------  -------
           Firm (system) sales - MWh 464,000   462,000  990,000  968,000
           Off-system sales - MWh... 293,000   210,000  550,000  371,000

   Net income for our electric utility business group for the second quarter of 2002 was $6.8 million, compared to $16.8 million for the second quarter of 2001; for the six months ended June 30, 2002, net income was $14.6 million compared to $34.1 million for the same period in 2001.

   Net income for our independent power business group for the second quarter of 2002 was $2.3 million, compared to $3.2 million for the second quarter of 2001; for the six months ended June 30, 2002, net income was $6.5 million compared to $2.1 million for the same period in 2001.

   We anticipate filing our second quarter 2002 Form 10-Q on August 14, 2002.

   Recent Financing Activities. Our independent power business unit is seeking long-term project-level financing of approximately $160 million for the Las Vegas project, a 277 megawatt gas-fired generation complex located in North Las Vegas, Nevada. We anticipate completing this financing during the third quarter of 2002. During the second quarter of 2002, our independent power business unit, through a project finance subsidiary, and in conjunction with our parent company, Black Hills Corporation, extended the term on a $50 million bridge credit agreement to August 28, 2002. In addition, our parent company, Black Hills Corporation, expects to renew in the third quarter of 2002 its $200 million corporate revolving credit facility, which expires August 28, 2002.

   Credit Ratings Under Review for Possible Downgrade. On July 26, 2002, Moody's Investors Service placed the ratings of Black Hills Power, as well as its parent company, Black Hills Corporation, under review for a possible downgrade. The ratings affected include the senior secured issuer rating of A1 for the bonds offered by this prospectus. Moody's rating is subject to revision or withdrawal at any time. The rating and any revisions or withdrawals are publicly disseminated by Moody's.

   Forest Fire in South Dakota. In June 2002, a forest fire damaged approximately 10,800 acres of private and government land located near Deadwood and Lead, South Dakota. The fire destroyed approximately 20 structures (seven houses and 13 outbuildings) and caused the evacuation of the cities of Lead and Deadwood for approximately 48 hours.

   The cause of the fire was investigated by the State of South Dakota. Sagging power lines owned by us were implicated as the cause. We have initiated our own investigation into the cause of the fire, including the hiring of expert fire investigators, and that investigation is continuing.

   Although we have been put on notice of potential claims, no civil action or regulatory proceeding has been initiated against us at this time. If, however, it is determined that sagging power lines owned by us were the cause of the fire and that we were negligent in the maintenance of those power lines, we could be liable for resultant damages. Although we cannot predict the outcome of either our investigation or of potential claims, management believes that any such claims will not have a material adverse effect on our financial condition or results of operations.

Our Executive Offices

   We are incorporated in South Dakota and our headquarters and principal executive offices are located at 625 Ninth Street, Rapid City, South Dakota 57701. Our telephone number is (605) 721-1700.

                                 RISK FACTORS

   Before you invest in our bonds, you should be aware of the significant risks described below. You should carefully consider these risks, together with all of the other information included in this prospectus, before you decide whether to purchase our bonds.

Risks Relating to Our Business

   We have substantial indebtedness and will require significant additional amounts of debt and equity capital to grow our businesses and service our indebtedness. Our future access to these funds is not certain, and our inability to access funds in the future could adversely affect our liquidity.

   As of March 31, 2002, we had $971 million of short- and long-term debt, of which $159 million is attributable to our electric utility, and $812 million is attributable to our independent power subsidiary. Our substantial debt presents the risk that we might not generate sufficient cash to maintain our credit facilities or service our indebtedness. In addition, our leveraged capital structure could limit our ability to finance the acquisition and development of additional projects, to compete effectively, to operate successfully under adverse economic conditions and to fully implement our strategy. The terms of our debt may also restrict our flexibility in operating our projects.

   In order to access capital on a substantially non-recourse basis in the future, we may have to make larger equity investments in, or provide more financial support for, our project subsidiaries. We also may not be successful in structuring future financing for our projects on a substantially non-recourse basis.

   The State of California's efforts to void or reform its long-term power purchase contracts with various suppliers may adversely affect our contracts with these suppliers and our independent power subsidiary's results of operations.

   Our independent power subsidiary, Black Hills Energy Capital, Inc., indirectly owns our Las Vegas Cogeneration II plant, which is currently under construction and which we refer to as LV Cogen II. LV Cogen II is party to a 15-year tolling agreement with Allegheny Energy Supply Company, LLC, or AESC, under which AESC will deliver fuel to the facility and LV Cogen II will sell all of the facility's capacity, and all associated energy and ancillary services produced at the facility, to AESC.

   The California Public Utilities Commission filed a complaint with the Federal Energy Regulatory Commission, or FERC, in February 2002, seeking to void or, in the alternative, reform a number of long-term power purchase contracts entered into between the State of California/Department of Water Resources and several suppliers in 2001. One of the suppliers named in the complaint was AESC. If AESC's contract with the State of California/Department of Water Resources is voided or reformed, AESC may seek to alter or cancel its contract with LV Cogen II. Any such action by AESC, if successful, could adversely affect our independent power subsidiary's results of operations.

   Our agreements with counterparties that have recently experienced downgrades in their credit ratings expose us to the risk of counterparty default, which could adversely affect our cash flow and profitability.

   Our independent power subsidiary, Black Hills Energy Capital, indirectly owns a 50% interest in the Las Vegas Cogeneration I plant, which is a 53 megawatt gas-fired power plant located in North Las Vegas, Nevada. Under accounting principles generally accepted in the United States, we consolidate 100% of the entity. Most of the power from that facility is sold under a long-term contract with Nevada Power Company, which expires in 2024. The credit ratings of Nevada Power Company and its parent holding company, Sierra Pacific Resources, have both been recently downgraded to non-investment grade status. Our independent power subsidiary could experience lost revenues and increased expenses if Nevada Power Company is unable to perform on its obligations under the power contract, either as a result of a deterioration of its creditworthiness or for any other reason.

   Our rate freeze agreement with the South Dakota Public Utilities Commission, which prevents us, absent extraordinary circumstances, from passing on to our South Dakota retail customers cost increases we may incur during the rate freeze period, could decrease our operating margins.

   Our rate freeze agreement with the South Dakota Public Utilities Commission provides that, until January 1, 2005, we may not apply to the Commission for any increase in rates, except upon the occurrence of various extraordinary events.

   Our utility's historically stable returns could be threatened by plant outages, machinery failure, increases in purchased power costs over which we have no control, acts of nature or other unexpected events that could cause our operating costs to increase and our operating margins to decline. Moreover, in the event of unexpected plant outages or machinery failures, we may be required to purchase replacement power in wholesale power markets at prices which exceed the rates we are permitted to charge our retail customers.

   Because wholesale power, fuel prices and other costs are subject to volatility, our revenues and expenses may fluctuate.

   A substantial portion of our growth in net income in recent years is attributable to increasing wholesale sales into a robust market. The prices of energy products in the wholesale power markets have declined significantly since the first half of 2001. Power prices are influenced by many factors outside our control, including fuel prices, transmission constraints, supply and demand, weather, economic conditions, and the rules, regulations and actions of the system operators in those markets. Moreover, unlike most other commodities, electricity cannot be stored and therefore must be produced concurrently with its use. As a result, wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable.

   Increasing competition in our businesses may adversely affect our ability to make investments or acquisitions on attractive terms.

   We face increasing competition in each of our businesses. In particular, the independent power industry is characterized by numerous strong and capable competitors, some of which have more extensive experience in the operation, acquisition and development of power generation facilities, larger staffs or greater financial resources than we do. Many of our competitors are also seeking favorable power generation opportunities. This competition may adversely affect our ability to make investments or acquisitions on attractive terms.

   Construction, expansion, refurbishment and operation of power generation facilities involve significant risks that we cannot always cover by insurance or contractual protections which could lead to lost revenues or increased expenses.

   The construction, expansion and refurbishment of power generation and transmission and resource recovery facilities involve many risks, including:

  .   the inability to obtain required governmental permits and approvals;

  .   the unavailability of equipment;

  .   supply interruptions;

  .   work stoppages;

  .   labor disputes;

  .   social unrest;

  .   weather interferences;

  .   unforeseen engineering, environmental and geological problems; and

  .   unanticipated cost overruns.

   The ongoing operation of our facilities involves all of the risks described above, in addition to risks relating to the breakdown or failure of equipment or processes and performance below expected levels of output or efficiency. New plants may employ recently developed and technologically complex equipment, especially in the case of newer environmental emission control technology. Any of these risks could cause us to operate below expected capacity levels, which in turn could result in lost revenues, increased expenses, higher maintenance costs and penalties. While we maintain insurance, obtain warranties from vendors and obligate contractors to meet certain performance levels, the proceeds of such insurance, warranties or performance guarantees may not be adequate to cover lost revenues, increased expenses or liquidated damages payments.

Risks Relating to Our Industry

   Our business is subject to substantial governmental regulation and permitting requirements as well as on-site environmental liabilities we assumed when we acquired some of our facilities. We may be adversely affected by any future inability to comply with existing or future regulations or requirements or the potentially high cost of maintaining the compliance of our facilities.

   In General. Our business is subject to extensive energy, environmental and other laws and regulations of federal, state and local authorities. We generally are required to obtain and comply with a wide variety of licenses, permits and other approvals in order to operate our facilities. In the course of complying with these requirements, we may incur significant additional costs. If we fail to comply with these requirements, we could be subject to civil or criminal liability and the imposition of liens or fines. In addition, existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulation may have a detrimental effect on our business.

   Environmental Regulation. In acquiring some of our facilities, we assumed on-site liabilities associated with the environmental condition of those facilities, regardless of when such liabilities arose and whether known or unknown, and in some cases agreed to indemnify the former owners of those facilities for on-site environmental liabilities. We strive at all times to be in compliance with all applicable environmental laws and regulations. However, steps to bring our facilities into compliance, if necessary, could be expensive, and thus could adversely affect our financial condition. Furthermore, with the continuing trends toward stricter standards, greater regulation, more extensive permitting requirements and an increase in the assets we operate, we expect our environmental expenditures to be substantial in the future.

   Ongoing changes in the United States utility industry, such as state and federal regulatory changes, a potential increase in the number of our competitors or the imposition of price limitations to address market volatility, could adversely affect our profitability.

   The United States electric utility industry is currently experiencing increasing competitive pressures as a result of consumer demands, technological advances, deregulation, greater availability of natural gas-fired generation and other factors. The FERC has implemented and continues to propose regulatory changes to increase access to the nationwide transmission grid by utility and non-utility purchasers and sellers of electricity. In addition, a number of states have implemented or are considering or currently implementing methods to introduce and promote retail competition. Industry deregulation in some states has led to the disaggregation of some vertically integrated utilities into separate generation, transmission and distribution businesses, and deregulation initiatives in a number of states may encourage further disaggregation. As a result, significant additional competitors could become active in the generation, transmission and distribution segments of our industry.

   Proposals have been introduced in Congress to repeal the Public Utility Holding Company Act of 1935, or PUHCA, and the FERC has publicly indicated support for the PUHCA repeal effort. To the extent competitive pressures increase and the pricing and sale of electricity assume more characteristics of a commodity business, the economics of domestic independent power generation projects may come under increasing pressure.

   In addition, the independent system operators who oversee most of the wholesale power markets have in the past imposed, and may in the future continue to impose, price limitations and other mechanisms to address some of the volatility in these markets. These types of price limitations and other mechanisms may adversely affect the profitability of our generation facilities that sell energy into the wholesale power markets. Given the extreme volatility and lack of meaningful long-term price history in some of these markets and the imposition of price limitations by independent system operators, we may not be able to operate profitably in all wholesale power markets.

                            BLACK HILLS POWER, INC.

General

   We are an electric utility serving customers in South Dakota, Wyoming and Montana. We began providing electric utility service in 1941 and began selling and marketing various forms of energy on an unregulated basis in 1956. Our independent power unit acquires, develops and expands unregulated power plants. We are a wholly-owned subsidiary of Black Hills Corporation, a holding company exempt from regulation under PUHCA.

Utility

   We engage in the generation, transmission and distribution of electricity to approximately 59,200 customers in South Dakota, Wyoming and Montana. We own 435 megawatts of generating capacity. We also purchase 60 megawatts of capacity (declining to 50 megawatts by 2004) from PacifiCorp under a long-term power contract. Our peak system load of 392 megawatts was reached in August 2001. Approximately 50% of our generating capacity consists of coal-fired plants and 38% is gas- or oil-fired, with the remaining 12% purchased from others.

   Our revenue mix for 2001 was comprised of 31% wholesale off-system, 10% short-term contract wholesale, 22% commercial, 17% residential, 11% industrial, 8% long-term contract wholesale and 1% municipal sales. In 2001, our South Dakota customers accounted for 92% of our retail electric revenues. Our retail electric rates in South Dakota are subject to a five-year freeze expiring on January 1, 2005. Because our generation capacity typically exceeds our peak load demands, we rarely purchase power on the spot market during periods of peak usage, permitting us to preserve our low-cost rate structure for our retail customers. Off-system sales offer a means to optimize the utilization of our power supply sources by permitting us to sell capacity and energy in excess of our native load requirements to wholesale customers at market prices, which sometimes exceed our regulated retail rates. Wholesale off-system sales have represented an increasing percentage of our total revenues and net income. Although the demand for power in the western markets has eased from the record levels seen in the first half of 2001, we expect further increases in the volume of off-system sales in the future due to demand growth in the Rocky Mountain region and the addition of 40 megawatts of gas-fired generating capacity earlier this year.

   Our electric load is served by coal-, oil- and natural gas-fired generating units providing 435 megawatts of generation capacity and from the following purchased power and capacity contracts with PacifiCorp:

  . a power sales agreement expiring in 2023, involving the purchase by us of 60 megawatts of baseload power in 2002, and scheduled to decline to 50 megawatts by 2004;

  . a reserve capacity integration agreement expiring in 2012, which makes available to us 100 megawatts of reserve capacity in connection with the utilization of our Ben French CT units; and

  . a capacity option call, which gives us an option to purchase up to 60 megawatts of peaking capacity seasonally through March 31, 2007.

   The following table describes our portfolio of power plants:

                                         Total               Net
                                         Plant            Ownership
                           Fuel         Capacity          Capacity    Start
        Power Plant        Type   State  (MWs)   Interest   (MWs)     Date
        -----------       ------- ----- -------- -------- --------- ---------
   Ben French............  Coal    SD     25.0     100%      25.0     1960
   Ben French Diesels 1-5 Diesel   SD     10.0     100%      10.0     1965
   Ben French CT's 1-4... Gas/Oil  SD    100.0     100%     100.0   1977-1979
   Neil Simpson I........  Coal    WY     21.8     100%      21.8     1969
   Neil Simpson II.......  Coal    WY     91.0     100%      91.0     1995
   Osage.................  Coal    WY     34.5     100%      34.5     1948
   Wyodak................  Coal    WY    362.0      20%      72.4     1978
   Neil Simpson CT.......   Gas    WY     40.0     100%      40.0     2000
   Lange CT..............   Gas    SD     40.0     100%      40.0     2002
                                         -----              -----
      Total..............                724.3              434.7
                                         =====              =====

   We operate a transmission system of 447 miles of high voltage and 541 miles of lower voltage lines. In addition, we jointly own 43 miles of high voltage lines with Basin Electric Cooperative. Our system has the capability of connecting to either the eastern or western transmission systems. This capability provides us with access between the Western Electric Coordinating Council and the Mid-Continent Area Power Pool and allows us the opportunity to improve system reliability and take advantage of power price differentials between the two electric grids.

Independent Power

   Our independent power unit holds varying interests in operating gas-fired and hydroelectric independent power plants in California, Colorado, Massachusetts, Nevada and New York. We have a total net ownership interest of 582 megawatts, as well as minority interests in several power-related funds with a net ownership interest of 24 megawatts. We are in the process of acquiring or constructing an additional net ownership interest of approximately 274 megawatts of generation capacity, which we expect to bring into service in 2002.

   Our ownership interest in the independent power unit is held through our wholly-owned subsidiary Black Hills Energy Capital, which we refer to as BHEC, and subsidiaries of BHEC. The stock and assets of BHEC and its subsidiaries are not subject to the lien of the mortgage under which the bonds will be issued.

                                CAPITALIZATION

   The table below shows our cash position and capitalization as of March 31, 2002 on an actual basis and on an adjusted basis to give effect to the sale of $75 million of bonds in this offering and the application of the estimated $74.1 million of net proceeds as described under "Use of Proceeds."

   You should read this table in conjunction with our consolidated financial statements and related notes that are incorporated by reference in this prospectus.

                                                         March 31, 2002
                                                      --------------------
                                                       Actual   As Adjusted
                                                      --------  -----------
                                                         (in thousands)
    Cash and cash equivalents........................ $ 40,992   $ 97,566
                                                      ========   ========
    Current portion of long-term debt................ $ 42,090   $ 24,590
    Short-term debt..................................  464,166    464,166
                                                      --------   --------
    Total short-term debt............................ $506,256   $488,756
                                                      ========   ========
    Long-term debt................................... $464,619   $539,619
                                                      --------   --------
    Shareholder's equity:
       Common stock..................................   23,416     23,416
       Additional paid-in capital....................   80,961     80,961
       Retained earnings.............................  126,110    126,110
       Accumulated other comprehensive income (loss).   (2,686)    (2,686)
                                                      --------   --------
    Total shareholder's equity.......................  227,801    227,801
                                                      --------   --------
    Total capitalization............................. $692,420   $767,420
                                                      ========   ========

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following summary of our consolidated financial data as of and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, under the captions "Income Statement Data," "Balance Sheet Data at end of period," "Statement of Cash Flows Data" and "Other Data" are derived from our consolidated financial statements. These consolidated financial statements have been audited by Arthur Andersen LLP. The summary financial data as of and for the periods ended March 31, 2001 and March 31, 2002, have been derived from our unaudited interim consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and the results of operations for these periods. This data should be read in conjunction with the consolidated financial statements, related notes and other financial information contained in the quarterly reports, annual reports and other filings we have made with the SEC and incorporated by reference in this prospectus.

                                                                                                  Three Months Ended
                                                             Year Ended December 31,                  March 31,
                                                 ----------------------------------------------  --------------------
                                                   1997     1998     1999     2000      2001       2001       2002
                                                 -------- -------- -------- -------- ----------  --------  ----------
                                                                           ($ in thousands)
Income Statement Data:
    Revenues:
       Electric................................. $126,497 $129,236 $133,222 $173,308 $  213,210  $ 70,580  $   37,192
       Independent power........................       --       --       --   39,502     87,811    18,045      30,393
                                                 -------- -------- -------- -------- ----------  --------  ----------
          Total revenues........................ $126,497 $129,236 $133,222 $212,810 $  301,021  $ 88,625  $   67,585
                                                 ======== ======== ======== ======== ==========  ========  ==========
    Operating Income:
       Electric................................. $ 44,611 $ 49,896 $ 52,286 $ 68,208 $   84,108  $ 28,664  $   14,327
       Independent power........................       --       --       --   20,367     25,831     5,566      14,599
                                                 -------- -------- -------- -------- ----------  --------  ----------
          Total Operating Income................ $ 44,611 $ 49,896 $ 52,286 $ 88,575 $  109,939  $ 34,230  $   28,926
                                                 ======== ======== ======== ======== ==========  ========  ==========
    Net Income (1):
       Income (loss) from continuing
        operations before income taxes
        and after minority interest:
       Electric................................. $ 32,035 $ 37,437 $ 39,732 $ 56,574 $   69,493  $ 26,428  $   11,709
       Independent power........................       --       --       --    6,287     (2,202)   (1,761)      5,209
                                                 -------- -------- -------- -------- ----------  --------  ----------
          Total.................................   32,035   37,437   39,732   62,861     67,291    24,667      16,918
       Income taxes.............................    9,929   12,612   12,446   22,583     24,017     8,418       5,830
                                                 -------- -------- -------- -------- ----------  --------  ----------
       Income from continuing
        operations..............................   22,106   24,825   27,286   40,278     43,274    16,249      11,088
       Change in accounting principle, net
        of income taxes.........................       --       --       --       --         --        --         896
       Discontinued operations, net of
        income taxes (2)........................   10,253      983    9,781   12,570      4,832     4,832          --
                                                 -------- -------- -------- -------- ----------  --------  ----------
       Net income............................... $ 32,359 $ 25,808 $ 37,067 $ 52,848 $   48,106  $ 21,081  $   11,984
                                                 ======== ======== ======== ======== ==========  ========  ==========
Balance Sheet Data at end of period:
    Current assets:
       Electric................................. $ 35,987 $ 43,760 $ 93,837 $132,791 $   37,145  $168,513  $   31,651
       Independent power........................       --       --       --   25,592     39,699    22,828      74,724
                                                 -------- -------- -------- -------- ----------  --------  ----------
          Total current assets.................. $ 35,987 $ 43,760 $ 93,837 $158,383 $   76,844  $191,341  $  106,375
                                                 ======== ======== ======== ======== ==========  ========  ==========
    Net property, plant and equipment:
       Electric................................. $334,859 $331,111 $347,184 $358,180 $  383,408  $357,825  $  387,860
       Independent power........................       --       --       --  251,743    627,750   261,770     701,260
                                                 -------- -------- -------- -------- ----------  --------  ----------
          Total net property, plant and
           equipment............................ $334,859 $331,111 $347,184 $609,923 $1,011,158  $619,595  $1,089,120
                                                 ======== ======== ======== ======== ==========  ========  ==========

                                                                                                     Three Months Ended
                                                             Year Ended December 31,                      March 31,
                                               ---------------------------------------------------  --------------------
                                                 1997      1998      1999       2000       2001       2001       2002
                                               --------  --------  --------  ---------  ----------  --------  ----------
                                                                            ($ in thousands)
    Total assets:
       Electric............................... $445,840  $451,404  $528,164  $ 501,416  $  430,737  $538,186  $  428,428
       Independent power......................       --        --        --    358,962     838,837   368,514     923,251
                                               --------  --------  --------  ---------  ----------  --------  ----------
          Total assets........................ $445,840  $451,404  $528,164  $ 860,378  $1,269,574  $906,700  $1,351,679
                                               ========  ========  ========  =========  ==========  ========  ==========
    Long-term obligations:
       Electric............................... $163,360  $162,030  $160,700  $ 158,686  $  140,137  $158,151  $  139,581
       Independent power......................       --        --        --    148,406     275,177   147,312     325,038
                                               --------  --------  --------  ---------  ----------  --------  ----------
          Total long-term obligations......... $163,360  $162,030  $160,700  $ 307,092  $  415,314  $305,463  $  464,619
                                               ========  ========  ========  =========  ==========  ========  ==========
Statement of Cash Flows Data:
    Operating activities:
       Electric............................... $ 38,956  $ 40,019  $ 37,507  $  51,596  $   73,446  $ 14,926  $   16,419
       Independent power......................       --        --        --      7,777      16,477       397       4,170
                                               --------  --------  --------  ---------  ----------  --------  ----------
          Total............................... $ 38,956  $ 40,019  $ 37,507  $  59,373  $   89,923  $ 15,323  $   20,589
                                               ========  ========  ========  =========  ==========  ========  ==========
    Investing activities:
       Electric............................... $(12,395) $(11,363) $(79,514) $ (55,410) $   40,812  $ (3,836) $   (7,034)
       Independent power......................       --        --        --   (107,620)   (492,164)  (15,462)    (51,751)
                                               --------  --------  --------  ---------  ----------  --------  ----------
          Total............................... $(12,395) $(11,363) $(79,514) $(163,030) $ (451,352) $(19,298) $  (58,785)
                                               ========  ========  ========  =========  ==========  ========  ==========
    Financing activities:
       Electric............................... $(25,432) $(29,219) $ 36,492  $   1,971  $ (117,848) $  3,791  $   (6,597)
       Independent power......................       --        --        --    110,585     481,412    14,596      70,953
                                               --------  --------  --------  ---------  ----------  --------  ----------
          Total............................... $(25,432) $(29,219) $ 36,492  $ 112,556  $  363,564  $ 18,387  $   64,356
                                               ========  ========  ========  =========  ==========  ========  ==========
Other Data:
    EBITDA (3):
       Electric............................... $ 59,544  $ 64,936  $ 67,727  $  83,293  $   96,188  $ 33,170  $   18,627
       Independent power......................       --        --        --     17,751      42,151     7,192      19,363
                                               --------  --------  --------  ---------  ----------  --------  ----------
          Total EBITDA........................ $ 59,544  $ 64,936  $ 67,727  $ 101,044  $  138,339  $ 40,362  $   37,990
                                               ========  ========  ========  =========  ==========  ========  ==========
    Ratio of earnings to fixed charges (4):
       Electric...............................     3.34      3.76      3.87       4.08        4.98      6.48        4.63
          Total...............................     3.34      3.76      3.87       3.07        2.04      2.97        2.25

--------
(1) The results presented above reflect our historical operations as reported and as adjusted for the discontinued operations described in Note 2 to this table. For all periods ended December 31, 2001 and prior, our results reflect amortization of goodwill that is not required in periods subsequent to December 31, 2001, as a result of the adoption of SFAS. No. 142 "Goodwill and Other Intangible Assets." Our pro forma net income, assuming SFAS No. 142 had been in effect for all periods, would have been $38.6 million, $53.7 million, $48.8 million, $21.2 million and $11.1 million for the years ended December 31, 1999, 2000 and 2001 and the quarters ended March 31, 2001 and 2002, respectively.
(2) During the quarter ended March 31, 2001, we distributed 50,000 shares of Wyodak Resources Development Corporation, which represents a 100% ownership interest in Wyodak, as a non-cash dividend to our parent company, Black Hills Corporation. We therefore no longer operate in the coal production, oil and gas production, fuel marketing or communication segments through our ownership of Wyodak. The selected consolidated financial data presented above have been adjusted to reflect our continuing operations for all periods presented. The net operating results of the discontinued operations are included in the selected data presented above under the caption "Discontinued operations, net of income taxes."
(3) EBITDA represents earnings from continuing operations before interest, income taxes, depreciation and amortization. EBITDA is used by management and some investors as an indicator of a company's historical ability to service debt. Management believes that an increase in EBITDA is an indicator of improved ability to service existing debt, to sustain potential future increases in debt and to satisfy capital requirements. However, EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to either operating income, as determined by accounting principles generally accepted in the United States, or as an indicator of operating performance or cash flows from operating, investing and financing activities, as determined by accounting principles generally accepted in the United States, and is thus susceptible to varying calculations. In all years presented, the most significant difference between operating income and EBITDA is that operating income includes a deduction for depreciation. EBITDA as presented may not be comparable to other similarly titled measures of other companies.

(4) For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, adjustment for minority interests in consolidated subsidiaries, income or loss from equity investees, and fixed charges, plus amortization of capitalized interest, distributed income of equity investees and less minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs and an estimate of the interest within rental expense.

                                USE OF PROCEEDS

   We expect that the net proceeds from this offering of bonds will be approximately $74.1 million, after deducting discounts to the underwriter and estimated expenses of this offering that we will pay. We expect to use approximately $16.7 million of the net proceeds to pay our share of the estimated total project cost for the construction and installation of an "AC-DC-AC Converter Station" in the vicinity of Rapid City, South Dakota, which will provide an interconnection between the Western Area Power Administration system and the transmission system jointly owned by Basin Electric Power Cooperative and us. We expect to use approximately $32.5 million of the net proceeds for general capital expenditures for the remainder of 2002 and for 2003. We expect to use approximately $15.0 million of the net proceeds to repay indebtedness under our $75 million bridge credit facility with ABN AMRO Bank, N.V. This indebtedness was incurred to satisfy bond maturities on our 6.50% Series AD First Mortgage Bonds due July 15, 2002. Borrowings under the bridge credit agreement bear interest at a floating rate equal to the London interbank offered rate for United States dollar deposits, or LIBOR, for a 30-day period, plus 1%. We expect to use an additional $2.5 million of the net proceeds to satisfy bond maturities for some of our outstanding first mortgage bonds due in 2003 with interest rates ranging from 9.00% to 9.49%.

   Any remaining net proceeds will be used for general corporate purposes, which may include funding of additional capital expenditures, the development and construction of new facilities and additions to working capital. Pending the application of the net proceeds of this offering described above, we may advance the funds to our parent company, Black Hills Corporation, or invest the funds in short-term, investment grade, interest-bearing securities.

                     DESCRIPTION OF THE BONDS AND MORTGAGE

   The bonds will be issued under a Restated and Amended Indenture of Mortgage and Deed of Trust, dated as of September 1, 1999, and a First Supplemental Indenture between Black Hills Power and JPMorgan Chase Bank (successor by merger to the original and succeeding trustees) as trustee. The restated indenture was previously filed with the SEC as an exhibit to a registration statement (SEC File No. 333-52664) filed by Black Hills Holding Corporation. The first supplemental indenture was filed by Black Hills Power as an exhibit to the registration statement of which this prospectus is a part. We refer to the restated indenture and the first supplemental indenture collectively as the "mortgage."

   Unless the context otherwise requires, references to "bonds" refer to the bonds offered by this prospectus. References to "outstanding bonds" include all bonds previously issued under the mortgage, the bonds offered by this prospectus and any bonds we may issue under the mortgage in the future which are then outstanding.

   The following summary of the bonds does not purport to be complete and is subject to the detailed provisions of the mortgage.

General

   The bonds will mature on August 15, 2032. Interest on the bonds will accrue from August 13, 2002 at a rate of 7.23% per annum, computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable semi-annually on February 15 and August 15 in each year, commencing February 15, 2003, and at maturity. We will make each interest payment to the persons in whose names the bonds are registered at the close of business on February 1 or August 1 immediately preceding the interest payment date. We will issue bonds with an aggregate principal amount of $75,000,000. We will issue the bonds in fully registered form only, in denominations of $100,000 or more in multiples of $1,000.

   The bonds are not obligations of, nor are they guaranteed by, our parent company, Black Hills Corporation.

Optional Redemption

   The bonds will be redeemable in whole at any time or in part from time to time, at our option, on not less than 30 nor more than 45 days notice, at a redemption price equal to the greater of:

  .   100% of the principal amount of the bonds to be redeemed; or

  . the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted, at the then current Treasury Rate plus 30 basis points, to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months)

plus in each case, accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

   "Treasury Rate" means, for any redemption date, (a) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the bonds, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

   "Business Day" means any day other than a Saturday or Sunday and other than a day on which banking institutions in Rapid City, South Dakota, or New York, New York, are authorized or obligated by law or executive order to close.

   "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the bonds to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the bonds.

   "Comparable Treasury Price" means the average of two Reference Treasury Dealer Quotations obtained with respect to any redemption date.

   "Independent Investment Banker" means ABN AMRO Incorporated or one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

   "Reference Treasury Dealer" means ABN AMRO Incorporated and its successors; provided, however, that if ABN AMRO Incorporated or its successors ceases to be a primary United States government securities dealer (a "Primary Treasury Dealer"), we will substitute for it another nationally recognized investment bank that is a Primary Treasury Dealer.

   "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

Sinking Fund

   The bonds will have no sinking fund provision.

Withdrawal of Trust Moneys or Retirement of Bonds with Trust Moneys

   Under the mortgage, we are required to deposit cash, referred to as "trust moneys," with the trustee under various conditions, including the deposit of cash for the release of property from the mortgage, the deposit of cash received by the trustee as compensation for any part of the trust estate taken by the exercise of the power of eminent domain, and the deposit of the proceeds of insurance. The mortgage provides that we, under some conditions, may withdraw these trust moneys by certifying "property additions" or by depositing previously issued bonds. We may cause the trustee under some conditions to apply trust moneys in payment of the principal of outstanding bonds, upon redemption or upon tender. We may withdraw trust moneys from insurance proceeds for the purpose of repairing, restoring or replacing the property destroyed. We may also withdraw trust moneys for the purposes of paying our income tax obligations arising from the disposition of properties or securities, or for repairing or replacing damaged or destroyed property.

   Under the mortgage, the trustee is obligated to apply trust moneys for the redemption of outstanding bonds if the trustee holds trust moneys in excess of $25,000, exclusive of monies received from the proceeds of insurance, and the amount of trust moneys on deposit with the trustee exceeded such amount at all times during the preceding two years. The trustee is also obligated to apply trust moneys derived from the sale and release of, or the taking by government through eminent domain or purchase by a public authority of the entire trust estate toward the redemption of outstanding bonds. The trustee is obligated to apply the trust moneys pro rata as between the several series of bonds then outstanding in the ratio of the respective aggregate principal amounts in each such series outstanding at the time.

Security

   The bonds, together with all other bonds now or hereafter issued under the mortgage, will be secured by the mortgage, which constitutes a first mortgage lien on substantially all of our present properties, except as stated below, and subject to "permitted encumbrances" as defined in the mortgage. "Excepted property" (as defined in the mortgage) is not subject to the lien of the mortgage and includes:

  .   all cash and securities;

  . all contracts, leases and other agreements, contract rights, bills, notes and other instruments, claims, judgments, intellectual property rights and other general intangibles;

  . all permits, licenses, franchises and rights granted by governmental entities with respect to air, water and other types of pollution;

  . all goods, wares, merchandise, equipment, spare parts and tools held for sale or lease in the ordinary course of business and all fuel and other consumable materials and supplies;

  . all motor vehicles and movable equipment and parts used in connection with the vehicles or equipment;

  . all office furniture and equipment, satellite and communication equipment and computer equipment;

  . all minerals, crops and timber harvested or extracted from our land and all gas or oil wells or any lease or real estate acquired for the purpose of obtaining gas or oil rights;

  . all electrical energy, steam, water, ice and other products for our sale, transmission, distribution or use;

  .   all leasehold interests and leasehold improvements;

  . all property not specifically subject to the mortgage or not used in connection with the electric utility business or in connection with the operation of the property;

  .   our franchise to be a corporation; and

  .   all books and records.

   We may cause any excepted property to become subject to the lien of the mortgage. In addition, the trustee has a lien for its compensation, expenses and indemnity on the trust estate and the proceeds of the estate, which is prior to the lien of the bonds.

   Neither the stock of our independent power subsidiary, BHEC and its subsidiaries, nor the assets of those companies, are subject to the lien of the mortgage.

Issuance of Additional Bonds

   Requirements for the Issuance of Additional Bonds. The mortgage provides for no limitation on the amount of additional bonds which we may issue under the mortgage. We may issue additional bonds of any series from time to time after delivering specified resolutions, certificates and opinions to the trustee on the basis of:

   (1) 70% of qualified property additions after adjustments to offset retirements;

   (2) 100% of previously issued bonds retired, except when otherwise provided by the provisions of the mortgage authorizing the retired bonds; and

   (3) deposits of cash.

   With some exceptions in the case of (2) and (3) above, our issuance of additional bonds is subject to our "certifiable net earnings" being at least equal to two times annual interest charges on our outstanding bonds, including the additional bonds to be issued, and prior lien debt for a period of 12 consecutive months within the 18 months prior to the certification.

   As of May 31, 2002, we had "unbonded property additions" of approximately $239,749,000 which we may use for the purpose of authorizing the issuance of additional bonds. These unbonded property additions allow us to issue $167,824,000 of bonds under the 70% requirement. In addition, as of July 15, 2002, we had retired $42,970,000 of previously issued bonds, which would allow us to issue the same amount of additional bonds.

   Property Additions. Under the mortgage, property additions that we may use for the issuance of additional bonds include all real and personal property wherever located that we may purchase, construct or acquire by merger or consolidation, including excepted property that we elect to be included under the lien of the mortgage, and construction work in progress as recorded on our books under generally accepted accounting principles. The term "property additions" does not include any going concern value, goodwill or franchises or governmental permits granted separate and distinct from the property operated under those franchises or permits, or any item of property constructed or acquired to replace a similar item of property whose retirement has not been credited to plant account.

   Earnings-to-Interest Coverage Requirements. To issue additional bonds through the use of property additions and as a condition to the issuance of additional bonds in exchange for retired bonds with a lower interest rate than the additional bonds, our "certifiable net earnings" must be equal to two times the annual "interest charges on bonds and prior lien debt" during a period of 12 consecutive months out of the 18 months prior to the date of the application for the bonds. "Certifiable net earnings" are determined by deducting from the total of our "gross operating revenues" for the 12-month period all operating expenses and other proper charges including federal, state and local taxes and rentals, insurance, current repairs and maintenance, but excluding income taxes, depreciation, amortization, all interest and all non-recurring charges from earnings.

   "Gross operating revenues" include revenues from the operation of utility property plus "net non-operating income" which includes other net income, including, among other things, interest and designated income including dividends from subsidiaries and allowance for funds used during construction and other miscellaneous non-operating income, but excluding profits or losses from the sale of capital assets or securities. "Interest charges on bonds and prior lien debt" includes interest on:

  . all outstanding bonds under the mortgage, other than bonds which are to be paid, redeemed or otherwise retired with the proceeds of the bonds for which the application is made;

  .   the bonds for which the application is made; and

  .   any indebtedness secured by a prior lien to the mortgage.

Release of Property from Mortgage

   The mortgage provides that we may from time to time sell or dispose of property subject to the mortgage for any reason in any one of three alternative ways, each of which works independently of the other, and each of which is conditioned upon there being no "event of default."

   First, property may be released from the mortgage if (a) the "fair value" of the property to be released is less than 1% of the aggregate principal amount of all outstanding bonds and (b) the fair value of all property released in any 12-month period is less than 3% of the aggregate principal amount of all outstanding bonds.

   Second, we may cause any property to be released from the mortgage as long as the fair value of all of the trust estate remaining equals or exceeds twenty-fourteenths (20/14) of the aggregate principal amount of all outstanding bonds.

   Third, we may cause property to be released from the mortgage by posting property additions, cash or purchase money obligations equal to the fair value of the property to be released.

   "Fair value" is defined to allow the engineer certifying fair value for the purpose of releasing property from the mortgage to determine such value without physical inspection by use of accounting and engineering records and other data maintained by or available to us, and the engineer must opine that the release will not materially adversely affect our electric business and will not impair the security under the mortgage.

Covenants

   Under the mortgage, we make numerous covenants, agreements and warranties, including the following:

   General. We have agreed to punctually pay the principal and interest on the bonds. We have also agreed not to extend the time for payment of any interest on the bonds. We further covenant, among other things, that:

  . we have good title to the property described in the granting clauses of the mortgage, except for permitted encumbrances;

  .   we will pay all taxes and assessments;

  . we will carry on and conduct our business and keep our property in repair and maintained in good working order and condition and replace worn-out or injured property;

  . we will not permit any increase of any prior lien obligation or default therein;

  .   we will keep the mortgage properly recorded and the lien perfected;

  . we will deposit all cash subject to being withdrawn as required by the mortgage;

  . we will keep the trust estate insured to the extent such property is usually insured by companies engaged in similar businesses;

  .   we will keep complete records and accounts of the bonds outstanding;

  .   we will keep accurate books and records;

  .   we will file with the SEC and deliver to the trustee various reports; and

  .   we will certify compliance with the mortgage annually.

   Dividend Restrictions. We may pay dividends on shares of our common stock only out of our unreserved and unrestricted retained earnings. We are prohibited from paying dividends on shares of our common stock if we are insolvent or would become insolvent if the dividend were paid.

   Insured Loss Retention. We are required to deposit with the trustee the proceeds of any insurance for casualty losses that exceed $5,000,000.

Modification

   The rights of bondholders may be modified with the consent of holders of 66 2/3% of the outstanding bonds, or, if less than all series of bonds are adversely affected, the consent of the holders of 66 2/3% of the bonds of each of the outstanding series which are adversely affected by the modification. No modification or alteration may:

  .   postpone the due dates for the payment of interest or principal;

  .   reduce the principal or the rate of interest payable;

  . reduce the percentage of the principal amount of bonds required for any modification or alteration of the mortgage; or

  . modify, without the written consent of the trustee, the rights, duties or immunities of the trustee.

   Without obtaining the consent of any holders of the outstanding bonds, we and the trustee may modify the mortgage in the following respects:

  .   to correct descriptions of property and to mortgage additional properties;

  . to add to the conditions, limitations and restrictions on the issuance of additional bonds;

  . to add to our covenants and agreements or to surrender any of our rights or powers;

  . to provide for the creation of any series of additional bonds, designating the series to be created and specifying the form and provisions of the bonds of that series;

  . to provide a sinking, amortization, improvement or other analogous fund for the benefit of any of the outstanding bonds;

  . to provide the terms and conditions of the exchange of any of the outstanding bonds;

  . to provide that the principal of bonds of any series may be converted at the option of the holders into capital stock or other securities;

  . to modify the mortgage in any respect, but only if the modification would become effective when there are no bonds outstanding of any series authenticated and delivered prior to the execution of the supplemental indenture providing the modification;

  . for any purpose not inconsistent with the terms of the mortgage and which does not impair the security of the same or for the purpose of curing any ambiguity or of curing, correcting, or supplementing any defective or inconsistent provisions contained in the mortgage or in any supplemental indenture;

  . to provide for the procedures required to permit us to utilize, at our option, a non-certificated system of registration for all or any series of the bonds; and

  . to enter into a restatement of the mortgage without material modifications and including all amendments contained in supplements that remain in effect.

Events of Default and Notice

   "Events of default" are defined in the mortgage as:

  .   default for 30 days in payment of interest;

  . default on the payment of principal on any bonds issued under the mortgage when and as the principal becomes payable;

  .   default for 30 days in violation of the covenant on dividend restrictions;

  . default for 30 days in the performance or observance of any covenant or condition required by the provisions for any sinking, amortization, improvement, renewal or analogous fund with respect to any bonds issued under the mortgage;

  . default for 60 days after notice from the trustee or 10% of the bondholders in the observance of any other covenant or condition;

  .   various events related to our bankruptcy, insolvency or reorganization;
      and

  . a governmental agency assuming, other than by exercise of eminent domain, custody or control of all or a substantial part of the trust estate or our business affairs or operations.

   The trustee or the holders of 25% of the outstanding bonds may declare the principal and interest due and payable following the occurrence of an event of default. No holder of bonds may enforce the lien of the mortgage unless the trustee has failed to act after the holders of a majority in amount of the outstanding bonds have requested the trustee to act and offered it indemnity satisfactory to the trustee against the costs, expenses and liabilities to be incurred.

Evidence of Compliance with Mortgage Provisions

   We evidence compliance with the mortgage provisions by written certificates of our officers or persons selected or paid by us. In certain cases, opinions of counsel and certification of an engineer, accountant, appraiser or other expert, who in some cases must be independent, must be furnished. We must also give the trustee an annual certificate as to whether or not we have fulfilled our obligations under the mortgage throughout the preceding calendar year.

Defeasance

   The trustee will satisfy and discharge the mortgage upon our furnishing the trustee cash in trust at or before maturity sufficient to discharge the entire indebtedness on the outstanding bonds, or to redeem the outstanding bonds, except that in lieu of cash we may deposit the outstanding bonds for cancellation by the trustee and other specified resolutions, certificates and opinions.

Form of Bonds

   The bonds will be issued in the form of a single, fully registered global bond without coupons that will be deposited with DTC and registered in the name of its nominee, Cede & Co. This means that we will not issue certificates to any purchaser of bonds. Instead, ownership of beneficial interests in the bonds will be shown on, and transfers of interest in the bonds will only be made through, records maintained by DTC and its participants. Unless it is exchanged for certificated bonds as described below, the global bond may not be transferred, except that DTC, its nominees and their successors may transfer the global bond as a whole to one another.

   So long as DTC or its nominee is the registered owner of the global bond, we will consider DTC or its nominee, as the case may be, the sole owner of the bonds represented by the global bond for all purposes under the mortgage. Except as described below, as an owner of a beneficial interest in bonds you will not be entitled to have any individual bonds registered in your name, you will not receive or be entitled to receive physical delivery of any bonds in certificated form and you will not be considered the owner of bonds for any purpose under the mortgage.

   DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities deposited by its participants and facilitates the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in the accounts of the participants. This eliminates the need for physical exchange of securities certificates. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC's book-entry system also is available to other entities, such as securities brokers and dealers, banks and trust companies that clear transactions through, or maintain a custodial relationship with, a DTC participant. These are known as "indirect participants." DTC is owned by a number of its participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. The rules of DTC are on file with the SEC.

   Purchases of bonds must be made by or through DTC participants, which will receive a credit for the bonds on DTC's records. The ownership interest of each actual purchaser of a bond, who is known as the beneficial owner, will in turn be recorded on the records of direct and indirect DTC participants. Beneficial owners will not receive written confirmation from DTC of their purchases, but we expect that beneficial owners will receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participant or indirect participant through which they purchased the bonds. Transfers of ownership interests in the bonds will be accomplished by entries made on the books of participants acting directly or indirectly on behalf of beneficial owners.

   Neither we nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records relating to beneficial ownership of interests in the global bond.

   We will pay principal and interest on the bonds to DTC or its nominee, as the case may be, as the registered owner of the related global bond. We will make these payments to DTC or its nominee in immediately available funds. Neither we nor the trustee will have any responsibility or liability for the payment of principal and interest on the bonds to beneficial owners. However, we understand that it is currently the policy of DTC to credit these payments to participants' accounts on the relevant payment date in accordance with the participants' holdings as shown on DTC's records. Payments by participants and indirect participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participants and indirect participants and not of DTC. DTC will have no knowledge of the actual beneficial owners of the bonds. DTC's records will reflect only the identity of the participants to whose accounts the bonds are credited, which may or may not be the beneficial owners. The participants and indirect participants are responsible for keeping account of their holdings on behalf of their customers.

   Similarly, we and the trustee will accept notices and directions solely from DTC. Therefore, in order to exercise any rights of a holder of bonds under the mortgage, each person owning a beneficial interest in the bonds must rely on the procedures of DTC. If the beneficial owner is not a participant in DTC, then it must rely on the procedures of the participant through which that person owns its interest. DTC will take actions under the mortgage only at the direction of its participants, which in turn will act only at the direction of the beneficial owners. Some of these actions, however, may conflict with actions DTC takes at the direction of other participants and beneficial owners.

   The giving of notices and other communications by DTC to its participants, by the participants to indirect participants, and by indirect participants to beneficial owners is governed by arrangements made among them, which may be subject to statutory or regulatory requirements.

   The global bond will be exchangeable for bonds in certificated form only if:

  . DTC is unwilling or unable to continue as depository or it ceases to be a "clearing agency" registered under applicable law and we do not appoint a successor depository with 90 days; or

  . we determine that one or more bonds represented by the global bond will be exchangeable for certificated bonds.

Governing Law

   The first supplemental indenture and the bonds will be governed by and construed in accordance with the laws of the State of South Dakota. However, the immunities and standard of care of the trustee in connection with the administration of the trusts and duties under the supplemental indenture will be governed by and construed in accordance with the laws of the State of New York.

                                 UNDERWRITING

   Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus, we have agreed to sell to ABN AMRO Incorporated, as underwriter, and the underwriter has agreed to purchase, $75,000,000 in principal amount of bonds.

   The underwriting agreement provides that the obligation of the underwriter to purchase the bonds is subject to approval of certain legal matters by counsel and to certain other conditions. The underwriter is obligated to purchase all the bonds if it purchases any of the bonds.

   The underwriter proposes to offer some of the bonds directly to the public at the public offering price set forth on the cover page of this prospectus and some of the bonds to certain dealers at the public offering price less a concession not in excess of 0.50% of the principal amount of the bonds. The underwriter may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the bonds on sales to certain other dealers. After the initial offering of the bonds to the public, the public offering price and such concessions may be changed by the underwriter.

   The following table shows the underwriting discount and commission we will pay to the underwriter in connection with this offering (expressed as a percentage of the principal amount of the bonds).

                                       Paid by us
                                       ----------
                              Per bond   0.875%

   In order to facilitate the offering of the bonds, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, the underwriter may overallot in connection with the offering, creating a short position in the bonds for the underwriter's own account. In addition, to cover overallotments or to stabilize the price of the bonds, the underwriter may bid for, and purchase, the bonds in the open market. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. The underwriter is not required to engage in these activities and may end any of these activities at any time.

   We estimate that our total expenses of the offering, excluding the underwriting discount, will be $270,000.

   There is presently no trading market for the bonds and there is no assurance that a market will develop. We have been advised by the underwriter that the underwriter currently intends to make a market in the bonds. However, the underwriter is not obligated to do so and may discontinue any market making activities at any time without notice. Accordingly, no assurance can be given about the development or liquidity of any trading market for the bonds.

   We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make in respect of any of those liabilities.

   An affiliate of ABN AMRO Incorporated acts as a lender to us under our bridge credit facility. Since the net proceeds of this offering will initially be used in part to reduce the outstanding balance under the bridge credit facility, that affiliate may receive over 10% of the net proceeds. Accordingly, this offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

   From time to time, the underwriter and its affiliates have provided, and may in the future provide, investment banking and commercial banking services to us and our affiliates. They have received customary fees and expenses for these transactions.

                                LEGAL OPINIONS

   The validity of the bonds offered by this prospectus will be passed upon for us by Steven J. Helmers, General Counsel and Corporate Secretary of Black Hills Power, Inc. Certain legal matters will be passed upon for us by Conner & Winters, P.C., Tulsa, Oklahoma, and for the underwriter by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. As of the date of this prospectus, Mr. Helmers owns, directly or indirectly, 3,608 shares of common stock of our parent company, Black Hills Corporation, and holds options to purchase an additional 29,110 shares.

                                    EXPERTS

   The consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming it in this registration statement as having certified our consolidated financial statements which are incorporated by reference as required by Section 7 of the Securities Act of 1933, and we have dispensed with the requirement to file its consent in reliance on Rule 437a promulgated under the Securities Act. As a result, your ability to assert claims against Arthur Andersen may be limited. Since we have not been able to obtain the written consent of Arthur Andersen, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

================================================================================

                            BLACK HILLS POWER, INC.

                                  $75,000,000

                First Mortgage Bonds, 7.23% Series AE Due 2032

                               -----------------

                                  PROSPECTUS

                               -----------------

                             ABN AMRO Incorporated

                               -----------------

                                August 8, 2002

================================================================================